EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (832) 353-1409
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS FOURTH QUARTER, FULL YEAR EARNINGS AND ANNOUNCES PLANS FOR 69 JETS

HOUSTON, Jan. 24, 2007 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported fourth quarter net income of $22.8 million, or $0.39 diluted earnings per share. For the year ended December 31, 2006, net income totaled $92.6 million, or $1.56 diluted earnings per share.

ExpressJet turned in outstanding operating results during the quarter as evidenced by a 100% completion rate on eight days during the busy holiday travel season, and ended the quarter with a total controllable completion factor of 99.9%, excluding cancellations for weather and air traffic control.

Also during the quarter, the company finalized its plans for the 69 aircraft that will be released from its capacity purchase agreement with Continental Airlines in 2007.

"Our employees continue to concentrate on running a great operation and providing superior customer service. We are excited to expand that focus as we begin pursuing other opportunities," said President and CEO Jim Ream.

FOURTH QUARTER REVIEW

Operational Review

Fourth quarter operating revenue increased 5.1% to $425.8 million, versus $405 million in the fourth quarter of 2005. Compared to the same period last year, ExpressJet Airlines grew its capacity 5.8% to 3.3 billion available seat miles. Revenue passenger miles were up 7.4%, resulting in a 1.2 point year-over-year increase in load factor to 77.3%. For the fourth quarter, the controllable completion factor was 99.9% and the overall completion factor was 97.1%. For the year 2006, ExpressJet Airlines carried over 18 million passengers, 13% more than in 2005, and operated an average of over 1,300 daily departures.

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On December 31, ExpressJet Airlines's new Corporate Aviation division operated its inaugural charter flight and to date has flown 205 segments and 276 block hours. Six aircraft are currently operating in the Corporate Aviation division, and the company intends to grow the charter fleet to 15 aircraft.

Also during the quarter, ExpressJet continued discussions with a prospective U.S. partner to operate ten EMB-145XR aircraft under a capacity purchase agreement. ExpressJet expects to complete these negotiations during first quarter 2007 and to make an announcement once definitive agreements are executed.

ExpressJet currently plans to use 44 aircraft to launch branded service in markets that are sized appropriately for these aircraft and typically do not have direct flight options today. Service to 24 cities in the West, Midwest and Southeast United States will begin in April and May 2007. ExpressJet will begin selling tickets on www.xjet.com February 1 and through other preferred travel agency partners by March. Product features will include free XM Satellite radio with over 100 channels of programming, advanced seat assignments with no middle seats and complimentary snacks and meals on longer flights.

Ream said, "With 80% of our fleet committed to capacity purchase agreements, allocating 20% into markets that offer more strategic control and a greater potential for future growth is the right mix for ExpressJet."

ExpressJet and Continental have been unable to agree on rates for 2007 and are submitting their disagreements to binding arbitration in accordance with the terms of the capacity purchase agreement. The agreement sets forth procedures and a schedule that will likely result in a hearing and issuance of a final decision by the arbitration panel in the late second or early third quarter of 2007. ExpressJet will continue to be paid under the 2006 block hour rates during the arbitration and expects the decision setting the revised rate structure to be retroactive to January 1, 2007. ExpressJet does not intend to issue any reports on the progress of the arbitration until the panel issues its final decision.

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Financial Review

ExpressJet's fourth quarter 2006 operating income reflected a 7.9% operating margin, as compared with an operating margin of 9.8% for the fourth quarter 2005. For the fourth quarter 2006, ExpressJet Airlines earned a 10% operating margin under its agreement with Continental, but expenses not covered by this agreement for items related to the company's strategic diversification and for back-office infrastructure to implement services previously performed for the company by Continental reduced the overall consolidated margin.

ExpressJet ended the fourth quarter 2006 with $302.9 million in cash and cash equivalents, including $11.2 million in restricted cash.

For the year ended December 31, 2006, ExpressJet's operating income reflected an 8.4% operating margin, compared to 10.0% during the prior year. For the full year, ExpressJet's quarterly results consistently exceeded the contractual operating margin band of 10% contemplated in the capacity purchase agreement, leading to a total rebate of $7.3 million to Continental, as compared to $23.4 million rebated during 2005.

Capital expenditures totaled $12.1 million for the fourth quarter 2006 compared to $7.4 million during the same period in 2005. ExpressJet anticipates expenditures totaling approximately $45 million for the full year 2007.

During the fourth quarter, Holdings did not make any purchases under its previously announced securities repurchase program.

ExpressJet will conduct a telephone briefing to discuss its fourth quarter results Wednesday, Jan. 24, at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of this briefing will be available online at expressjet.com - investor relations.

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CORPORATE BACKGROUND

ExpressJet Holdings operates numerous divisions designed to leverage its management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines' multiple operations include capacity purchase agreements for mainline carriers serving over 150 destinations in North and Central American with more than 1,300 departures per day; corporate aviation, providing clients customized 50-seat travel options; training services through its world-class facility in Houston, Texas; and branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit expressjet.com.

Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact results include: the company's dependence on its capacity purchase agreement with Continental; the company's dependence on Continental's financial and operational stability; the company's aircraft and facility leases with Continental; the company's ability to implement its growth and diversification strategies, including the profitable use of the 69 aircraft outside of the Continental capacity purchase agreement; flight disruptions as a result of operational matters; regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect the company's actual results are described in its filings with the Securities and Exchange Commission, including its 2005 annual report on Form 10-K. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. The company undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended December 31,		
	2006	**2005**	**Increase/ (Decrease)**
Operating Revenue	$ 425,785	$ 404,965	5.1%
Operating Expenses:			
Wages, salaries and related costs	100,841	91,366	10.4%
Aircraft rentals	83,863	80,162	4.6%
Aircraft fuel and related taxes	56,810	53,680	5.8%
Maintenance, materials and repairs	53,246	47,257	12.7%
Ground handling	24,855	23,934	3.8%
Other rentals and landing fees	28,423	25,916	9.7%
Outside services	8,847	8,886	(0.4%)
Depreciation and amortization	6,437	7,008	(8.1%)
Other operating expenses	28,878	27,253	6.0%
	392,200	365,462	7.3%
Operating Income	33,585	39,503	(15.0%)
Nonoperating Income (Expense):			
Interest expense	(1,805)	(2,426)	(25.6%)
Interest income	4,170	2,647	57.5%
Capitalized interest	122	57	114.0%
Equity investment income (loss)	(782)	(304)	nm
Other, net	(430)	193	nm
	1,275	167	nm
Income before Income Taxes	34,860	39,670	(12.1%)
Income Tax Expense	12,042	14,798	(18.6%)
Net Income	22,818	24,872	(8.3%)
Basic EPS	$ 0.42	$ 0.46	(8.7%)
Diluted EPS	$ 0.39	$ 0.42	(7.1%)
Operating Margin	7.9%	9.8%	(1.9pts)
Basic Shares Used for EPS Calculation	53,911	53,759	0.3%
Diluted Shares Used for EPS Calculation	61,643	61,411	0.4%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
FINANCIAL SUMMARY
(In thousands, except per share data)

	Twelve Months Ended December 31,		Increase/
	2006	**2005**	**(Decrease)**
Operating Revenue	$ 1,679,637	$ 1,562,818	7.5%
Operating Expenses:			
Wages, salaries and related costs	386,678	349,390	10.7%
Aircraft rentals	332,441	309,018	7.6%
Aircraft fuel and related taxes	227,164	210,412	8.0%
Maintenance, materials and repairs	207,251	181,355	14.3%
Ground handling	99,876	95,423	4.7%
Other rentals and landing fees	116,216	104,043	11.7%
Outside services	33,798	28,663	17.9%
Depreciation and amortization	25,770	26,992	(4.5%)
Other operating expenses	109,372	100,979	8.3%
	1,538,566	1,406,275	9.4%
Operating Income	141,071	156,543	(9.9%)
Nonoperating Income (Expense):			
Interest expense	(7,335)	(10,745)	(31.7%)
Interest income	14,665	8,295	76.8%
Capitalized interest	294	506	(41.9%)
Equity investment income (loss)	(2,036)	(606)	nm
Other, net	(203)	241	nm
	5,385	(2,309)	nm
Income before Income Taxes	146,456	154,234	(5.0%)
Income Tax Expense	53,891	56,241	(4.2%)
Net Income	92,565	97,993	(5.5%)
Basic EPS	$ 1.72	$ 1.81	(5.0%)
Diluted EPS	$ 1.56	$ 1.65	(5.5%)
Operating Margin	8.4%	10.0%	(1.6pts)
Basic Shares Used for EPS Calculation	53,864	54,117	(0.5%)
Diluted Shares Used for EPS Calculation	61,529	61,722	(0.3%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
Three Months Ended
December 31,

STATISTICS	2006	2005	Increase/ (Decrease)
Revenue passenger miles (RPM) (millions)	2,531	2,356	7.4%
Available seat miles (ASM) (millions)	3,273	3,095	5.8%
Passenger load factor	77.3%	76.1%	1.2pts
Block hours	230,308	213,685	7.8%
Departures	122,978	115,476	6.5%
Operating cost per available seat mile (cents) [1]	11.72	11.76	(0.3%)
Operating cost per block hour (dollars) [1]	1,665	1,703	(2.2%)
Average fuel cost per available seat mile (cents)	1.74	1.73	0.6%
Average price per gallon of fuel (cents)	71.2	71.2	-
Fuel gallons consumed (millions)	79.8	75.4	5.8%
Average length of aircraft flight (miles)	544.5	549.1	(0.8%)
Actual aircraft in fleet at end of period	274	266	3.0%
Average daily utilization of each aircraft	9 hr 8 min	8 hrs 49 min	3.7%
Controllable completion factor	99.9%	99.8%	0.1pts
Completion factor	97.1%	97.9%	(0.8pts)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
Twelve Months Ended
December 31,

STATISTICS	2006	2005	Increase/ (Decrease)
Revenue passenger miles (RPM) (millions)	10,297	8,938	15.2%
Available seat miles (ASM) (millions)	13,200	11,973	10.2%
Passenger load factor	78.0%	74.7%	3.3pts
Block hours	916,718	827,369	10.8%
Departures	491,598	449,928	9.3%
Operating cost per available seat mile (cents) [1]	11.48	11.72	(2.0%)
Operating cost per block hour (dollars) [1]	1,652	1,696	(2.6%)
Average fuel cost per available seat mile (cents)	1.72	1.76	(2.3%)
Average price per gallon of fuel (cents)	71.2	71.2	-
Fuel gallons consumed (millions)	319.1	295.5	8.0%
Average length of aircraft flight (miles)	549.4	545.2	0.8%
Actual aircraft in fleet at end of period	274	266	3.0%
Average daily utilization of each aircraft	9 hrs 14 min	8 hrs 52 min	4.1%
Controllable completion factor	99.8%	99.7%	0.1pts
Completion factor	97.9%	97.7%	0.2pts

(1) Operating cost per available seat mile and block hour are calculated using operating costs related to our flight operations.

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Non-GAAP Financial Reconciliations

	Three Months Ended December 31,		Increase/ (Decrease)
	2006	**2005**	
Operating Margin Reconciliation:			
Operating margin per the capacity purchase agreement [1]	10.0%	10.0%	---
Adjustments:			
Add: other costs excluded from the capacity purchase agreement [2]	(2.9%)	(0.5%)	(2.4pts)
Add: Incentives (penalties) [3] and other revenues excluded from capacity purchase agreement	0.8%	0.3%	0.5pts
Actual operating margin as reported	7.9%	9.8%	(1.9pts)
Cost per Available Seat Mile:			
Total cost per available seat mile (cents)	11.98	11.81	1.4%
Less: Recurring non-airline costs [4]	0.12	0.05	
Less: Non-recurring transition costs [5]	0.14	---	
Cost per available seat mile for airline operations [6]	11.72	11.76	(0.3%)
Cost per Block Hour:			
Total cost per block hour (dollars)	1,703	1,710	(0.4%)
Less: Recurring non-airline costs [4]	18	7	
Less: Non-recurring transition costs [5]	20	---	
Cost per block hour for airline operations [6]	1,665	1,703	(2.2%)

(1) Under the capacity purchase agreement, the operating margin effective January 1, 2005 was to be between 8.5% and 10% each quarter, but including unanticipated changes in labor costs, to the extent the results did not drive the margin below the margin floor (8.5%). Airlines can continue to receive incentive payments, which may bring its operating margin above 10%.

(2) These expenses represent costs that are not deemed part of underlying costs related to the capacity purchase agreement such as costs related to placing the 69 aircraft withdrawn from the capacity purchase agreement, stock compensation expenses and costs related to investments in other entities.

(3) The performance incentive payments were made to Airlines primarily due to its high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.9% and 99.8% for the three months ended December 31, 2006 and 2005. Effective January 1, 2005, Airlines is only required to pay Continental a penalty for controllable completion factors below 99.5%.

(4) These costs are related to non-Airlines business interests.

(5) These non-recurring costs are to establish infrastructure for the 69 aircraft released from the company's capacity purchase agreement with Continental.

(6) These financial measures provide management and investors the ability to measure and monitor ExpressJet Airlines' performance on a consistent basis.

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Non-GAAP Financial Reconciliations

	Twelve Months Ended December 31,		Increase/ (Decrease)
	2006	**2005**	
Operating Margin Reconciliation:			
Operating margin per the capacity purchase agreement [1]	10.0%	10.0%	---
Adjustments:			
Add: other costs excluded from the capacity purchase agreement [2]	(2.2%)	(0.3%)	(1.9pts)
Add: Incentives (penalties) [3] and other revenues excluded from capacity purchase agreement	0.6%	0.3%	0.3pts
Actual operating margin as reported	8.4%	10.0%	(1.6pts)
Cost per Available Seat Mile:			
Total cost per available seat mile (cents)	11.66	11.75	(0.8%)
Less: Recurring non-airline costs [4]	0.08	0.03	
Less: Non-recurring transition costs [5]	0.10	---	
Cost per available seat mile for airline operations [6]	11.48	11.72	(2.0%)
Cost per Block Hour:			
Total cost per block hour (dollars)	1,678	1,700	(1.3%)
Less: Recurring non-airline costs [4]	11	4	
Less: Non-recurring transition costs [5]	15	---	
Cost per block hour for airline operations [6]	1,652	1,696	(2.6%)

(1) Under the capacity purchase agreement, the operating margin effective January 1, 2005 was to be between 8.5% and 10% each quarter, but including unanticipated changes in labor costs, to the extent the results did not drive the margin below the margin floor (8.5%). ExpressJet Airlines "Airlines" can continue to receive incentive payments, which may bring its operating margin above 10%.

(2) These expenses represent costs that are not deemed part of underlying costs related to the capacity purchase agreement such as stock compensation expenses and costs related to investments in other entities.

(3) The performance incentive payments were made to Airlines primarily due to its high controllable completion factor (which excludes weather and air traffic control cancellations) of 99.8% and 99.7% for the twelve months ended December 31, 2006 and 2005. Effective January 1, 2005, Airlines is only required to pay Continental a penalty for controllable completion factors below 99.5%.

(4) These costs are related to non-Airlines business interests.

(5) These non-recurring costs are to establish infrastructure for the 69 aircraft released from the company's capacity purchase agreement with Continental.

(6) These financial measures provide management and investors the ability to measure and monitor ExpressJet Airlines' performance on a consistent basis.